CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA Main: +1 (646) 386 8128 Email: cfn@cfnllc.us

December 2, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ruairi Regan
Brigitte Lippmann

Re:	Phoenix Asia Holdings Limited (CIK No. 0002035709)
Amendment No. 1 to Draft Registration Statement on Form F-1 Draft Registration Statement on Form F-1
File No. 377-07520
Response to the Staff’s Comments Dated November 21, 2024

Dear Sirs/Madams,

On behalf of our client, Phoenix Asia Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to letter dated November 21, 2024 from the Commission (the “Comments”), regarding the Company’s draft registration statement on Form F-1 filed on October 25, 2024. Concurrently with the submission of this letter, the Company is submitting its amendment no. 1 to draft registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Staff’s Comments is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

1. Please revise the summary to disclose clearly that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

We note the Staff’s comment, and respectfully advise that we have revised page 9 to disclose the trading in our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted, and disclosed if our auditor is not subject to PCAOB inspections for two consecutive years, our securities may be prohibited from trading or delisted.

Risk Factors Summary

2. Please revise your summary risk factor disclosure to specifically discuss risks arising from the legal system in China and Hong Kong, including risks and uncertainties regarding the enforcement of laws. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China and Hong Kong, lack of reciprocity, and cost and time constraints.

We note the Staff’s comment, and respectfully advise that we have revised page 6 and 40 under “Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares” to highlight the difficulties in effecting service of legal process and enforce a judgment of U.S. courts for civil liabilities in Hong Kong, lack of reciprocity and cost and time constraints.

Use of Proceeds

3. We note your disclosure that if business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. Please clarify what changes in business conditions would result in a change in the use of proceeds.

We note the Staff’s comment, and respectfully advise that we have revised page 43 to remove disclosure on business conditions change. We would like to clarify that there will not be business conditions change that would lead to us using the proceeds differently than as described in the registration statement.

Management’s Discussion and Analysis

Cost of Revenue

4. We note your statement that the increase in cost of revenue was generally in line with the increase in revenue; however, your subcontracting costs and material costs appear to have increased substantially more than your revenue. Where you identify material changes in cost of sales revise to explain clearly the reasons for the changes.

We note the Staff’s comment, and respectfully advise that we have revised page 53 to clarify that the increase in subcontracting costs and material costs was mainly driven by the rise in the number of sizeable projects (i.e. project contributing over USD500,000 in yearly revenue), which generally require higher subcontractor involvement and extra deployment of material, from 1 for the year ended March 31, 2023 to 3 for the year ended March 31, 2024.

Business

5. Please describe your public and private section projects in greater detail. For example, disclose the type of projects and the expected completion date for your material projects and any material risks associated with these projects.

We note the Staff’s comment, and respectfully advise that we have revised page 67 to disclose in details of our material projects, including type of projects, our works, initial contract sum and actual/ expected completion date. We note that the material risks associate with these projects are generally in line with our other projects.

6. We note your references in the MD&A, Use of Proceeds and other sections of your disclosure to developing and maintaining awareness of your brand. Please describe clearly the brand you are referencing in these disclosures.

We note the Staff’s comment, and respectfully advise that we have revised page 2, 12, 19, 43, 48, 56 and 66 to clarify the brand that we are referencing is “Winfield”.

Please contact Sanny Choi or Clement Au of CFN Lawyers LLC at with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Name:	Sanny Choi